Colt Defense LLC

Colt Finance Corp.

547 New Park Avenue

West Hartford, CT 06110

June 15, 2015

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:                             Application for Qualification of Indenture on Form T-3 (File No. 022-29009) of Colt
Defense LLC, Colt Finance Corp. and the other applicants named therein

Ladies and Gentlemen:

In accordance with Section 307(a) of the Trust Indenture Act of 1939, as amended (the “TIA”), each of Colt Defense LLC, a Delaware limited liability company, and Colt Finance Corp., a Delaware corporation, as the “Issuers,” and Colt Defense Technical Services LLC, a Delaware limited liability company, New Colt Holding Corp., a Delaware corporation, Colt’s Manufacturing Company LLC, a Delaware limited liability company, Colt Canada Corporation, an Nova Scotia, Canada unlimited company and Colt International Coöperatief U.A., a Netherlands cooperative, collectively as the “Subsidiary Guarantors” (and together with the Issuers, the “Applicants”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) immediately or as soon as practicable after the date hereof consent to the withdrawal of the Applicants’ above-captioned application for qualification of an indenture on Form T-3, originally filed by the Applicants on April 15, 2015, including all exhibits filed therewith and all amendments thereto (collectively, the “Application”).

The Applicants submit this request for withdrawal as the Issuers do not intend to pursue the contemplated offering of securities (as described in the Application) under an indenture required to be qualified under the TIA.  The Applicants confirm that no securities have been or will be distributed, issued or sold pursuant to the Application and that the Application has not been declared effective by the Commission.

Please send a copy of the order consenting to the withdrawal of the Application to John H. Coghlin, General Counsel of the Applicants, at the abovementioned address, email: jcoghlin@omm.com, with a copy to John-Paul Motley, O’Melveny & Myers LLP, 400 South Hope Street, 18th Floor, Los Angeles, California 90071, email: jpmotley@omm.com.

If you have any questions with respect to this matter, please contact John-Paul Motley of O’Melveny & Myers LLP at (213) 430-6100.

Very truly yours,
Colt Defense LLC and Colt Finance Corp., as Issuers, and the Subsidiary Guarantors named above

By:	/s/ Scott Flaherty
Name:	Scott Flaherty
Title:	Chief Financial Officer